UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012	Commission File Number: 333-175137

Pinafore Holdings B.V.

(Translation of registrant’s name into English)

Fred. Roeskestraat 123, 1076 EE, Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Return to Shareholders

On December 14, 2012, the Board of Directors of Pinafore Holdings B.V. approved a return to holders of its B Shares in the amount of approximately US$1.18 billion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pinafore Holdings B.V.
(Registrant)

Date: December 14, 2012	By:	/s/ J.A. Broekhuis
	Name:	J.A. Broekhuis
	Title:	Director C